OsNovum (the "Company") a Wyoming Corporation

Financial Statements

For the fiscal year ended December 31, 2023

OsNovum
Balance Sheet
As of December 31, 2023 and 2022

Assets

	2023	2022
Current Assets		
Business checking	$ 63.18	$ 1,105.46
Investment savings account	73.60	17,038.11
Total Current Assets	136.78	18,143.57
Property and Equipment		
Net Property and Equipment	0.00	0.00
Total Assets	$ 136.78	$ 18,143.57


OsNovum
Balance Sheet
As of December 31, 2023 and 2022

Liabilities and Stockholders' Equity


	2023	2022
Current Liabilities		
Due from shareholder	$ 4,643.38	$ 0.00
Total Current Liabilities	4,643.38	0.00
Long-Term Liabilities		
Total Long-Term Liabilities	0.00	0.00
Total Liabilities	4,643.38	0.00
Stockholders' Equity		
Additional Paid in Capital	193,654.38	193,654.38
Retained Earnings	(198,160.98)	(175,510.81)
Total Stockholders' Equity	(4,506.60)	18,143.57
Total Liabilities and Stockholders' Equity	$ 136.78	$ 18,143.57

OsNovum
Income Statement

	4 Quarters Ended December 31, 2023	4 Quarters Ended December 31, 2022
Sales		
Total Sales	0.00	0.00
Gross Profit	0.00	0.00
Operating Expenses		
Laboratory supplies and materials	336.92	131.45
Bank service charges	42.00	0.00
Dues and subscriptions	0.00	636.74
Computer and internet	2,664.74	4,229.38
Other operating expenses	0.00	6,048.74
Professional fees	4,442.00	1,259.66
Other labor	15,165.00	67,800.00
Repairs and maintenance	0.00	4,000.00
Travel expenses	0.00	65.00
Uncategorized expenses	0.00	20.94
Total Operating Expenses	22,650.66	84,191.91
Operating Income (Loss)	(22,650.66)	(84,191.91)
Other Income (Expenses)		
Interest earned	0.49	4.57
Total Other Income (Expenses)	0.49	4.57
Net Income (Loss) Before Taxes	(22,650.17)	(84,187.34)
Net Income (Loss)	$ (22,650.17)	$ (84,187.34)

OsNovum
Statement of Cash Flows
For the 4 Quarters Ended December 31, 2023 and 2022

	4 Quarters Ended December 31, 2023	4 Quarters Ended December 31, 2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (22,650.17)	$ (84,187.34)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets	0.00	0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Other	4,643.38	0.00
Total Adjustments	4,643.38	0.00
Net Cash Provided By (Used In) Operating Activities	(18,006.79)	(84,187.34)
Cash Flows from Investing Activities		
Net Cash Provided By (Used In) Investing Activities	0.00	0.00
Cash Flows from Financing Activities		
Net Cash Provided By (Used In) Financing Activities	0.00	0.00
Net Increase (Decrease) In Cash and Cash Equivalents	(18,006.79)	(84,187.34)
Beginning Cash and Cash Equivalents	18,143.57	102,330.91
Ending Cash and Cash Equivalents	$ 136.78	$ 18,143.57

OsNovum
Statement of Changes in Equity

Accounts	2023
Additional Paid in Capital	193,654.38
Retained Earnings	(198,160.98)
Total Stockholders' Equity	(4,506.60)

OsNovum
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

OsNovum (the "Company") is a corporation organized on June 9, 2020, under the laws of Wyoming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.